SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1
to

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2004	Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 30, 2004	By: /s/ Bradley Martin

Name: Bradley P. Martin Title: Vice-President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated March 29, 2004 titled Fairfax Financial Holdings announces terms of Debt Exchange Offer for 2006 and 2008 Notes

99.2	Press Release dated March 29, 2004 titled Fairfax Financial Holdings announces Terms of Debt Exchange Offer for TIG Notes